[redacted]

14048449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-68182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Koyote Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Risi — 212-300-2247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/18

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koyote Trading, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

SHENGYU CAO
Notary Public, State of New York
No. 01CA6246104
Qualified in New York County
Commission Expires 08-28-15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
MAR 0 4 2014
Washington DC
404

Koyote Trading, LLC

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Koyote Trading, LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Koyote Trading, LLC (the "Company") as of December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Koyote Trading, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
March 1, 2014

Koyote Trading, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 879
Securities Owned, at fair value	66,886,619
Furniture and Equipment - at cost, less accumulated depreciation of $2,040,076	80,006
Other Investments	463,640
Other Assets	698,554
Total assets	$ 68,129,698
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Securities sold short at fair value	$ 12,260,080
Management fee payable	7,500,567
Due to clearing broker	21,219,219
Due to affiliate	39,134
Accounts payable and accrued expenses	282,061
Total liabilities	41,301,061
Member's Capital	26,828,637
Total liabilities and member's capital	$ 68,129,698

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business: Koyote Trading, LLC (the "Company") was initially organized under the name of Turbo Trading, LLC as a Delaware limited liability company in December 2008. The Company changed its name in September 2009, and commenced operations as a registered broker-dealer in October 2009. The Company is a single-member limited liability company. The Company's only member is its managing member, Koyote Capital Group, LLC (the "Managing Member"), a direct wholly owned subsidiary of Schottenfeld Group Holdings, LP ("Parent"). The Company trades securities for its own account. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligation and liabilities of the Company, and the Managing Member shall not be obligated for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Summary of Significant Accounting Policies

Fair Value Measurements: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Level 3 Valuation Techniques: In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management's determination of fair value is then based on the best information available in the circumstances, and may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies, real estate properties, certain funds of hedge funds and credit-focused investments.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Level 3 Valuation Process: Investments classified within Level 3 of the fair value hierarchy are valued on a monthly basis, taking into consideration any changes in the Company's exit assumptions, as well as any changes in economic and other relevant conditions, and valuation models are updated accordingly. The valuations of the Company's investments are reviewed monthly by the principals of the firm.

Due to Clearing Broker: Due to clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2013. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1,250,000. The Company may obtain short-term financing from its clearing broker by borrowing against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture and Equipment: Furniture, equipment and software development are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently Adopted Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance did not have a material impact on the financial position or results of operations.

Note 2. Investments

The following table represents the Company's fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2013:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned:				
Equities	$ 66,168,465	$ 66,168,465	$ -	$ -
Options	718,154	718,154	-	-
	66,886,619	66,886,619	-	-
Other investments	463,640	-	-	463,640
Total assets	$ 67,350,259	$ 66,886,619	$ -	$ 463,640
Liabilities:				
Securities sold short:				
Equities	$ 12,209,161	$ 12,209,161	$ -	$ -
Options	50,919	50,919	-	-
Total liabilities	$ 12,260,080	$ 12,260,080	$ -	$ -

	Year Ended December 31, 2013
Balance, December 31, 2012	$ -
Purchase of investments	463,640
Balance, December 31, 2013	$ 463,640

Note 2. Investments (Continued)

The following table presents qualitative information about Level 3 fair value measurements as of December 31, 2013:

Type of Asset	Fair Value as of December 31, 2013	Valuation Technique	Unobservable Input	Input
Other investments	$ 463,640	Recent Acquisition Transaction	N/A	N/A
			Liquidity Discount	36% - 55%

Note 3. Income Taxes

As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by Managing Member on its income tax return.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2010.

Note 4. Related Party Transactions

The Company has an expense-sharing agreement with two affiliated entities, Schottenfeld Group, LLC and Roadrunner Capital Partners, LLC, both entities having common ownership. Roadrunner Capital Partners, LLC is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company.

Schottenfeld Group, LLC makes available to the Company administrative and managerial resources in order to conduct its day-to-day operations. Pursuant to the agreement, the Company will make payment for certain direct costs. At December 31, 2013, the Company had $39,134 payable to Schottenfeld Group, LLC, which is included on the statement of financial condition under payable to affiliate.

The Company has a management fee arrangement with the Managing Member for compensating the traders who trade on behalf of the Company. And at December 31, 2013, $7,098,303 was payable by the Company to the Managing Member. This amount is included in management fees payable on the statement of financial condition.

The Company has a discretionary incentive compensation arrangement with the Managing Member to compensate certain high-performing traders. At December 31, 2013, $451,618 was payable to the members and is included in management fee payable on the statement of financial condition.

The Company pays interest to members of the Parent on their current capital invested in the Company.

Note 4. Related Party Transactions (Continued)

The Company has an arrangement with one of the members of the Parent to investment in restricted stock on behalf of the Company. The member has agreed to reimburse the Company for unrealized loss on certain investments. At December 31, 2013, the receivable from the member for such reimbursement was $601,706 and is included on the statement of financial condition under other assets.

Note 5. Furniture and Equipment

At December 31, 2013, furniture and equipment consisted of:

	Cost	Estimated Lives
Office equipment, furniture and fixtures	$ 1,563,906	3 to 5 years
Telecommunications equipment	420,251	5 years
Software	135,925	
	2,120,082	
Accumulated depreciation	(2,040,076)	
	$ 80,006	

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $9,088,301 which was $8,566,850 in excess of its required net capital of $521,451. The Company's net capital ratio was .8606 to 1.

Note 7. Financial Instruments and Risk

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold short and the purchase and writing of equity and index option contracts that subject the Company to market risk and credit risk.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Securities sold short represent obligations of the Company to deliver the underlying securities sold. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. The Company's ultimate obligation on open short positions or written option contracts may exceed the amount recognized on the statement of financial condition.

All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

Note 7. Financial Instruments and Risk (Continued)

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

At December 31, 2013, the Company held 8,336 purchased options contracts and had written 1,020 options contracts. This is indicative of the level of derivative activity during the year.

Note 8. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, forward contracts, options on forward contracts and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded on the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition:

Type of Instrument	Gross Amounts of Recognized Assets at Fair Value	Gross Offsetting Amounts of Recognized Liabilities at Fair Value	Net Amounts of Assets (Liabilities) Presented on the Statement of Financial Condition
Derivative:			
Futures contract	$ -	$ 76,378	$ (76,378)
Options contract	718,155	50,919	667,236
Total derivatives	$ 718,155	$ 127,297	$ 590,858